Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 1

DATED SEPTEMBER 25, 2008

TO THE PROSPECTUS DATED SEPTEMBER 2, 2008

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated September 2, 2008.  Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced the initial public offering of shares of our common stock on September 5, 2008.  We have no minimum offering or escrow requirement for this offering, and as of September 25, 2008, we have not yet accepted investor subscriptions in this offering.

Prospectus Summary

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary—Distribution Policy” section beginning on page 14 of the prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Distributions” section beginning on page 189 and all similar information appearing throughout the prospectus, including in the “Description of Shares—Distributions” section beginning on page 234 of the prospectus:

Distribution Policy

On September 24, 2008 our board of directors declared distributions payable to the stockholders of record each day during the months of October, November and December, 2008.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0017808 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate.